January 28, 2014

VIA EDGAR CORRESPONDENCE

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Media Investment Group Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed January 15, 2014

File No. 333-192736

Dear Ms. Nguyen:

On behalf of New Media Investment Group Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 27, 2014, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as filed on January 15, 2013.

The Company has filed today via EDGAR submission this letter and the accompanying Amendment No. 2 to the Registration Statement and certain exhibits thereto. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Registration Statement.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response. The page references in the response set forth below are to the Registration Statement.

Directors of New Media, page 162

1.	For Messrs. Janulis and Tarica, we note the general disclosure that they have the “knowledge, skill, expertise and experience” to serve as directors. Please briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 28, 2014

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 163 and 164.

* * * *

In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

[Signature Page Follows]

Sincerely,

/s/ Cameron D. MacDougall
Cameron D. MacDougall
Secretary

cc: Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP

Ada D. Sarmento, U.S. Securities and Exchange Commission